SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina 15026

Lima, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 17, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Credicorp Ltd. (the “Company”) notifies you as a Material Event that on April 14, 2023, the company’s Board of Directors approved its annual audited separate financial statements as of and for the year ended December 31, 2022, as well as the opinion of the Company’s external auditors Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, representatives in Peru of PricewaterhouseCoopers, which was published in the Peruvian market in the form of an Hecho de Importancia (Relevant Fact Notice or “HdI”):

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Dear Sirs/Mesdames:

As a follow-up on the HdI dated April 12, 2023, Credicorp Ltd. (‘Credicorp’) notifies you, as a Material Event, that on April 14, 2023, the company’s Board of Directors approved its annual audited separate financial statements as of and for the year ended December 31, 2022, as well as the opinion of the external auditors Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, representatives in Peru of PricewaterhouseCoopers (a copy attached hereto).

In addition, we inform that such annual audited separate financial statements as of and for the year ended December 31, 2022, will be available to investors through Credicorp’s website.

Sincerely,

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The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative